SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY WEFUNDER (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH INVESTOR IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY INVESTOR IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION,

INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES,

CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

To: Viroment Equity, LLC
33 South 6th Street, Suite 4750
Minneapolis, MN 55402

Ladies and Gentlemen:

1. **Subscription**.

(a) The Investor hereby irrevocably subscribes for and agrees to purchase Class A Preferred Units (the ***Securities***") of Viroment Equity, LLC, a Delaware limited liability company (the "***Company***"), at a purchase price per share (the "***Per Security Price***") indicated on the investment page at https://wefunder.com/viro/invest, upon the terms and conditions set forth herein. The rights and preferences of the Securities are as set forth in the Company's Limited Liability Company Agreement and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Investor acknowledges that Investor has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Investor to make an investment decision. It is a condition of the Company's acceptance of this subscription that Investor becomes a party to the Company's Limited Liability Company Agreement.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to the Termination Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Investor only a portion of the number of the Shares that Investor has subscribed to purchase hereunder. The Company will notify Investor whether this subscription is accepted (whether in whole or in part) or rejected. If Investor's subscription is rejected, Investor's payment (or portion thereof if partially rejected) will be returned to Investor without interest and all of Investor's obligations hereunder shall terminate.

(d) The aggregate number of shares of Securities that may be sold by the Company in this offering shall not exceed 670,700 shares (the "***Maximum Shares***"). The Company may accept subscriptions until one year from the date on which the Form C has been filed unless earlier terminated by the Company in its sole discretion (the "***Termination Date***"). Provided that subscriptions for at least 12,500 Securities are received (the "***Minimum Offering***"), the Company may elect at any time to close all or any portion of this offering on various dates at or prior to the Termination Date (each a "***Closing***").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) to Investor is not consummated for any reason, this Subscription Agreement shall have no force or effect.

(f) The terms of this Subscription Agreement shall be binding upon Investor and its transferees, heirs, successors and assigns (collectively, "***Transferees***"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Investor, the terms of this Subscription Agreement and the Limited Liaability Company Agreement as defined below, and the Company consents to the transfer in its sole discretion.

2. **Custodial and Voting Agreement**. By subscribing to the Offering and executing this Subscription Agreement, Investor (and, if Investor is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Investor is so purchasing) understands that the Securities will be held by XX Investments, LLC (the "***Custodian***") as custodian for the benefit of the Investor pursuant to the ***Custodial and Voting Agreement*** executed concurrently with this Subscription Agreement and available at https://wefunder.com/legal/custodian. Investors should carefully read the disclosure in the Company's offering memorandum forming part of its Form C in "Risk Factors – Risks Related to the Company's Securities and this Offering," and Question 31 "Other Material Information."

3. **Joinder to Operating Agreement**. By subscribing to the Offering and executing this Subscription Agreement, Investor will become party to the Company's Limited Liability Company Agreement ("LLC Agreement") as a Member holding the Securities of the Company, attached hereto as Exhibit A. Any notice required or permitted to be given to Investor under the LLC Agreement shall be given to Investor at the address provided with Investor's subscription. Investor confirms that Investor has reviewed the LLC Agreement and will be bound by the terms thereof as a party who is designated as a "Member" under the LLC Agreement.

4. **Purchase Procedure**.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of Investor's Subscription Agreement, which signature and delivery may take place through digital online means. Investor shall deliver a signed copy of this Subscription Agreement, with the joinder to the LLC Agreement, the Investor Agreement and the Custodial and Voting Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow Arrangements. Payment for the Securities by Investor shall be received by Boston Private Bank, (the "***Escrow Agent***"), from Investor by transfer of immediately available funds, or other means approved by the Company, at least two days prior to the applicable Closing in the amount of Investor's subscription using the instructions below. Investors should note that investments may be subject to transaction fees charged by Wefunder Portal and/or the third-party card processing service.

Upon a successful Closing, the Escrow Agent shall release Investor's funds to the Company. The Investor shall receive notice and evidence of the digital entry of the number of the

Securities beneficially owned by Investor reflected on the books and records of the Company and XX Investments, LLC (the "***Transfer Agent***"), which books and records shall bear a notation that the Securities were sold in reliance upon Section 4(a)(6) of the Securities Act. Upon written instruction by the Investor, the Transfer Agent may record the Securities beneficially owned by the Investor on the books and records of the Company in the name of any other entity as designated by the Investor.

5. **Representations and Warranties of the Company**. The Company represents and warrants to Investor that the following representations and warranties are true and complete in all material respects as of the date of each Closing:

(a) Organization and Standing. The Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, the LLC Agreement, the Securities and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement have been duly authorized by all necessary corporate action on the part of the Company. The Securities, when issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d) Authority for Agreement. The acceptance by the Company of this Subscription Agreement, and the consummation of the transactions contemplated hereby and thereby, are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon the Company's acceptance of this Subscription Agreement, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No Filings. Assuming the accuracy of Investor's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption

by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the acceptance, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial Statements. Complete copies of the Company's financial statements, consisting of the statement of financial position of the Company from October 30, 2020 ("Inception") through its fiscal year end on December 31, 2020, and the related consolidated statements of income and cash flows for the respective periods then ended (collectively, the "***Financial Statements***"), have been made available to Investor and appear in the Offering Materials. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the respective period indicated. dbbmckennon, CPA, who audited the Financial Statements at December 31, 2020, and for the fiscal year then ended, is an independent accountant within the rules and regulations adopted by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. Except as disclosed in the Offering Materials, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) to the Company's knowledge, against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

6. **Representations and Warranties of Investor**. By subscribing to the Offering, Investor (and, if Investor is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Investor is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of each Closing:

(a) Requisite Power and Authority. Investor has all necessary power and authority under all applicable provisions of law to subscribe to the Offering, to execute and deliver this Subscription Agreement, the LLC Agreement, the Investor Agreement, to join as a party to the Custodial and Voting Agreement, and to carry out the provisions of such respective agreements. All action on Investor's part required for the lawful subscription to the Offering have been or will be effectively taken prior to the Closing. Upon subscribing to the Offering, this Subscription Agreement, the LLC Agreement, the Investor Agreement and the Custodial and Voting Agreement

will be valid and binding obligations of Investor, enforceable in accordance with their respective terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (ii) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Company Information. Investor has had an opportunity to discuss the Company's business, management and financial affairs with directors, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Investor has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Investor acknowledges that except as set forth herein, no representations or warranties have been made to Investor, or to Investor's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(c) Investment Experience. Investor has sufficient experience in financial and business matters to be capable of utilizing such information to evaluate the merits and risks of Investor's investment in the Securities, and to make an informed decision relating thereto; or Investor has utilized the services of a purchaser representative and together they have sufficient experience in financial and business matters that they are capable of utilizing such information to evaluate the merits and risks of Investor's investment in the Securities, and to make an informed decision relating thereto.

(d) Investor Determination of Suitability. Investor has evaluated the risks of an investment in the Securities, including those described in the section of the Offering Materials captioned "Risk Factors", and has determined that the investment is suitable for Investor. Investor has adequate financial resources for an investment of this character, and at this time Investor could bear a complete loss of Investor's investment in the Company.

(e) No Registration. Investor understands that the Securities are not being registered under the Securities Act of 1933, as amended (the "***Securities Act***"), on the ground that the issuance thereof is exempt under Section 4(a)(6) of the Securities Act, and that reliance on such exemption is predicated in part on the truth and accuracy of Investor's representations and warranties, and those of the other purchasers of the Securities in the Offering. Investor further understands that the Securities are not being registered under the securities laws of any states on the basis that the issuance thereof is exempt as an offer and sale not involving a registerable public offering in such state, since the Securities are "covered securities" under the National Securities Market Improvement Act of 1996. Investor covenants not to sell, transfer or otherwise dispose of any Securities unless such Securities have been registered under the Securities Act and under applicable state securities laws, or exemptions from such registration requirements are available.

(f) Illiquidity and Continued Economic Risk. Investor acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. The Company has no obligation to list any of the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Investor

must bear the economic risk of this investment indefinitely and Investor acknowledges that Investor is able to bear the economic risk of losing Investor's entire investment in the Securities.

(g) Resales. Investor agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Investor's family or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or equivalent, or in connection with the death or divorce of the Investor or other similar circumstance.

(v) Thereafter, Investor will only transfer its Securities in accordance with the limitations set forth in the Limited Liability Company Agreement.

(h) Investment Limits. Investor represents that either:

(i) Either of Investor's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed the greater of (A) 5% of the greater of its annual income or net worth, or (B) $2,200; or

(ii) Both of Investor's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed 10% of the greater of its annual income or net worth, and does not exceed $107,000.

(i) Unitholder Information. Within five days after receipt of a request from the Company or the Custodian, Investor hereby agrees to provide such information with respect to its status as a unitholder (or potential unitholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject, including, without limitation, the need to determine the accredited status of the Company's stockholders. **Investor further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(j) Valuation. Investor acknowledges that the price of the Securities to be sold in this offering was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. Investor further acknowledges that future offerings of securities of the Company may be made at lower valuations, with the result that Investor's investment will bear a lower valuation.

(k) Domicile. Investor maintains Investor's domicile (and is not a transient or temporary resident) at the address provided with Investors subscription.

(l) Foreign Investors. If Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Investor's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of Investor's jurisdiction.

7. **Indemnity**. The representations, warranties and covenants made by Investor herein shall survive the closing of this Subscription Agreement. Investor agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by Investor to comply with any covenant or agreement made by Investor herein or in any other document furnished by Investor to any of the foregoing in connection with this transaction.

8. **Governing Law; Jurisdiction**. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF INVESTOR AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF DELAWARE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF INVESTORS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. INVESTOR AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE

MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND PROVIDED WITH INVESTORS SUBSCRIPTION.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

9. **Notices**. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

Viroment Equity, LLC
33 South 6th Street, Suite 4750
Minneapolis, MN 55402

If to Investor, at Investor's address supplied in connection with this subscription, or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by email shall be confirmed by letter given in accordance with (a) or (b) above.

10. **Miscellaneous**.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Investor.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Investor and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Investor.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The terms and provisions of this Subscription Agreement, specifically Sections 2, 3, 6(g), 6(i), 8 and 9, shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, “Transferees”); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Subscriber, and the terms of this Subscription Agreement.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Viroment Equity, LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

EXHIBIT A

VIROMENT EQUITY, LLC’S
LIMITED LIABILITY COMPANY AGREEMENT

VIROMENT EQUITY, LLC

LIMITED LIABILITY COMPANY AGREEMENT

Dated as of October 30, 2020

THE UNITS REPRESENTED BY THIS LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH UNITS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR AN EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

VIROMENT EQUITY, LLC

LIMITED LIABILITY COMPANY AGREEMENT

THIS LIMITED LIABILITY COMPANY AGREEMENT, dated as of October 30, 2020 is entered into by and among Viroment Capital, LLC, a Delaware limited liability company (the "***Company***"), and each of the Members set forth on each of Schedule A and Schedule B attached hereto. Certain capitalized terms used herein are defined in ARTICLE I.

R E C I T A L S

WHEREAS, the Company was formed as a limited liability company under the laws of the State of Delaware on October 30, 2020; and

WHEREAS, the Members wish to provide for the management, operation and governance of, and the relative voting and economic interests in, the Company.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I.
CERTAIN DEFINITIONS

Capitalized terms used but not otherwise defined herein shall have the following meanings:

"***Act***" means the Delaware Limited Liability Company Act, 6 Del. L. §18-101, *et seq.*, as it may be amended from time to time, and any successor to the Act.

"***Additional Member***" means a Person admitted to the Company as a Member pursuant to Section 10.1.

"***Adjusted Capital Account Deficit***" means with respect to any Capital Account as of the end of any Taxable Year, the amount by which the balance in such Capital Account is less than zero. For this purpose, such Person's Capital Account balance shall be (i) reduced for any items described in Treasury Regulations Section 1.704-l(b)(2)(ii)(d)(4), (5), and (6), and (ii) increased for any amount such Person is obligated to contribute or is treated as being obligated to contribute to the Company pursuant to Treasury Regulations Section 1.704-l(b)(2)(ii)(c) (relating to partner liabilities to a partnership) or Treasury Regulations Section 1.704-2(g)(l) and Treasury Regulations Section 1.704-2(i) (relating to Minimum Gain).

"***Affiliate***" of any particular Person means any other Person controlling, controlled by, or under common control with such particular Person, where "***control***" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, by contract, or otherwise.

"***Agreement***" means this Limited Liability Company Agreement, as amended or modified from time to time in accordance with the terms hereof.

"***Assignee***" means a Person to whom an Interest has been Transferred in accordance with the terms of this Agreement and the other agreements contemplated hereby, but who has not become a Member pursuant to ARTICLE IX.

"***Book Value***" means, with respect to any Company property, the Company's adjusted basis for federal income tax purposes, adjusted from time to time to reflect the adjustments required or permitted by Treasury Regulations Section 1.704-l(b)(2)(iv)(d) through (h); *provided*, that the Book Value of any asset contributed by a Member shall be its Fair Market Value as determined at contribution and the Book Value of any asset distributed to a Member in-kind shall be adjusted to equal its Fair Market Value as of the date of distribution.

"***Business Day***" means a day, not including a Saturday or Sunday, during which banks located in Minneapolis, Minnesota are required to be open.

"***Capital Account***" means the capital account maintained for a Member pursuant to Section 3.2.

"***Capital Contributions***" means any cash, cash equivalents, promissory obligations, or the Fair Market Value of other property that a Member contributes or is deemed to have contributed to the Company, net of any liabilities the Company is considered to assume or take subject to, or under, Section 752 of the Code, with respect to any Unit.

"***Certificate***" means the Company's Certificate of Formation as filed with the Secretary of State of the State of Delaware.

"***Class A Percentage Interest***" shall mean, with respect to a Class A Preferred Member, the number of Class A Preferred Units held by such Member multiplied by 0.000006666. For clarification, a holder of 300,000 Class A Units would have a Class A Percentage Interest of 2.00%.

"***Class A Preferred Member***" means a holder of Class A Preferred Units.

"***Class A Preferred Unit***" means a Unit of Interest having the rights and obligations specified with respect to the Class A Preferred Units in this Agreement. Class A Preferred Units are non-voting Units and are not subject to equity dilution. The number of Class A Preferred Units available for issuance will not exceed 1,500,000.

"***Code***" means the United States Internal Revenue Code of 1986, as amended.

"***Common Member***" means a holder of Common Units.

"***Common Percentage Interest***" shall mean, with respect to a Common Member, the percentage equal to (a) the difference between (i) 100 minus (ii) the aggregate Class A

Percentage Interests, multiplied by (b) a fraction, (1) the numerator of which is the number of Common Units held by such Member, and (2) the denominator of which is the aggregate number of Common Units held by all Members. For clarification, a holder of 13,500,000 Common Units would have a Common Percentage Interest of 86.79%, if there are an aggregate of 14,000,000 Common Units outstanding and 1,500,000 Class A Preferred Units outstanding.

"***Common Unit***" means a Unit of Interest having the rights and obligations specified with respect to the Common Units in this Agreement. Common Units are voting Units and are subject to equity dilution.

"***Company***" has the meaning set forth in the caption of this Agreement.

"***Confidential Information***" has the meaning set forth in Section 6.5(a).

"***Distribution***" means each distribution made by the Company to a Member, whether in cash, property or securities of the Company and whether by liquidating distribution, redemption, repurchase, or otherwise; *provided*, that none of the following shall be a Distribution: (i) any repurchase by the Company of any securities of the Company in connection with the termination of employment of any employee of the Company, (ii) any recapitalization or exchange of securities of the Company, and any subdivision (by Unit split or otherwise) or any combination (by reverse Unit split or otherwise) of any outstanding Units, or (iii) any repurchase of Units pursuant to any right of first refusal or similar repurchase right in favor of the Company.

"***Fair Market Value***" means, with respect to any asset or equity interest, its Fair Market Value determined according to ARTICLE XIII.

"***Family Group***" means, as to any Person, (i) such Person's Family Members, (ii) a trust under which distribution of Units may be made only to such Person and or any Family Member of such Person, (iii) a charitable remainder trust, the income from which will be paid to such Person or his Family Members during his life, (iv) a partnership, limited liability company or other entity wholly owned, directly or indirectly, by such Person or such Person's Family Members, and (v) such Person's estate, executors, administrators, testamentary trustees, legatees or beneficiaries.

"***Family Members***" means, as to any natural Person, such Person's spouse, parents, siblings, descendants (including adoptive relationships and stepchildren) and the spouses of each such Persons.

"***Fiscal Year***" means the Company's annual accounting period established pursuant to Section 7.2.

"***GAAP***" means United States generally accepted accounting principles, consistently applied.

"***Governmental Entity***" means the United States of America or any other nation, any state or other political subdivision thereof, or any entity exercising executive, legislative,

judicial, regulatory or administrative functions of government or any agency or department or subdivision of any governmental authority, including the United States federal government or any state or local government.

"***Indebtedness***" means at a particular time, without duplication, (i) any indebtedness for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money, (ii) any indebtedness evidenced by any note, bond, debenture or other debt security, (iii) any indebtedness for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise (other than trade payables and other current liabilities incurred in the ordinary course of business which are not more than 120 days past due), (iv) any commitment by which a Person assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit), and (v) any credit or loan agreement or facility or other agreement, instrument or document evidencing, creating or relating to any of the foregoing.

"***Interest***" means the interest of a Member (and Assignee) in Profits, Losses, and Distributions.

"***IRS***" means the United States Internal Revenue Service.

"***Liens***" means any mortgage, pledge, security interest, encumbrance, lien, or charge of any kind (including, but not limited to, any conditional sale or other title retention agreement or lease in the nature thereof), any sale of receivables with recourse against the Company or any Affiliate thereof, any authorized filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar statute other than to reflect ownership by a third party of property leased to the Company or any Affiliate under a lease which is not in the nature of a conditional sale or title retention agreement, or any subordination arrangement in favor of another Person (other than any subordination arising in the ordinary course of business).

"***Losses***" means items of Company loss and deduction determined according to Section 3.2.

"***Majority in Interest***" means, with respect to Members holding Units of a particular class, Members holding a majority of the outstanding Units of that class.

"***Manager***" means the manager of the Company appointed in accordance with Section 5.1, who, for purposes of the Act, will be deemed a "manager" (as defined in the Act) but will be subject to the rights, obligations, limitations and duties set forth in this Agreement.

"***Member***" means each of the Persons listed on each of Schedule A and Schedule B attached hereto, and any Person admitted to the Company as a Substituted Member or Additional Member; but only for so long as such Person is shown on the Company's books and records as the owner of one or more Units.

"***Member Minimum Gain***" has the meaning set forth for "partner nonrecourse debt minimum gain" in Treasury Regulations Section 1.704-2(i)(2).

"***Minimum Gain***" means the partnership minimum gain determined pursuant to Treasury Regulations Section 1.704 2(d).

"***Officers***" means each individual designated as an officer of the Company to whom authority and duties have been delegated pursuant to Section 5.7, subject to any resolution of the Manager appointing such individual as an officer or relating to such appointment.

"***Partnership Representative***" shall have the meaning set forth in Section 8.3.

"***Percentage Interest***" shall mean, as applicable, the Class A Percentage Interest or the Common Percentage Interest.

"***Permitted Transferee***" means (i) with respect to a Class A Preferred Member or Common Member who is a natural person, to a member or members of his or her Family Group, and (ii) with respect to a Class A Preferred Member or Common Member who is an entity, to its Affiliates or, in the event of the winding up of such Member, by a pro rata distribution to its equity holders in accordance with its constituent documents.

"***Person***" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity, or a Governmental Entity.

"***Profits***" means items of Company income and gain determined according to Section 3.2.

"***Regulatory Allocations***" has the meaning set forth in Section 4.3(d).

"***Requisite Members***" means a Majority in Interest of the Common Members.

"***Sale of the Company***" means any (i) transaction or series of similar transactions (including by way of merger, consolidation, recapitalization, reorganization, sale of securities, sale, lease, transfer or other disposition of assets, or otherwise) pursuant to which Members of the Company immediately preceding such transaction own less than a majority of the voting power of the outstanding Interests of the Company or shares or interests of the surviving or acquiring entity, or (ii) a sale, lease, transfer or other disposition of all or substantially all of the assets of the Company.

"***Securities***" means notes, stocks, bonds, debentures, evidences of indebtedness, certificates of interest or participation in any profit-sharing agreement, partnership interests, beneficial interests in trusts, collateral trust certificates, pre-organization certificates or subscriptions, transferable shares, investment contracts, voting trust certificates, certificates of deposit for securities, certificates of equity interests, notional principal contracts and certificates of interest or participation in, temporary or interim certificates for, receipts for or warrants or rights or options to subscribe to or purchase or sell any of the foregoing, and any other items commonly referred to as securities.

"***Securities Act***" means the Securities Act of 1933, as amended, and applicable rules and regulations thereunder, and any successor to such statute, rules, or regulations. Any reference herein to a specific section, rule, or regulation of the Securities Act shall be deemed to include any corresponding provisions of future law.

"***Substituted Member***" means a Person that is admitted as a Member to the Company pursuant to Section 10.1.

"***Tax***" or "***Taxes***" means any federal, state, local, or foreign income, gross receipts, franchise, estimated, alternative minimum, add on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee, or other withholding, or other tax, of any kind whatsoever, including any interest, penalties, or additions to tax or additional amounts in respect of the foregoing.

"***Taxable Year***" means the Company's Fiscal Year unless the Manager determines otherwise in compliance with applicable laws.

"***Transfer***" means any sale, transfer, assignment, pledge, mortgage, exchange, hypothecation, grant of a security interest or other direct or indirect disposition or encumbrance of an interest (including by operation of law) or the rights thereof. The terms "***Transferee***," "***Transferred***," and other forms of the word "***Transfer***" shall have correlative meanings.

"***Treasury Regulations***" means the income tax regulations promulgated under the Code.

"***Unit***" means a unit of Interest of a Member or an Assignee in the Company representing a fractional part of the interests in the Profits, Losses and Distributions of the Company held by all Members and Assignees and shall include Class A Preferred Units and Common Units; *provided,* that any class or group of Units issued shall have the relative rights, powers, and duties set forth in this Agreement.

ARTICLE II.
ORGANIZATIONAL MATTERS

2.1 ***Formation***. The Company was organized as a Delaware limited liability company by filing the Certificate with the Secretary of State of Delaware pursuant to the Act on October 30, 2020. The Members hereby agree to execute, file and record all such other certificates and documents, including amendments to the Certificate, and to do such other acts as may be appropriate to comply with all requirements for the formation, continuation and operation of a Delaware limited liability company, the ownership of property, and the conduct of business under the laws of the State of Delaware and any other jurisdiction in which the Company may own property or conduct business.

2.2 ***Limited Liability Company Agreement***. This Agreement is intended to serve as the Company's "limited liability company agreement," as such term is defined in the Act. The Members hereby agree that during the term of the Company set forth in Section 2.6 the rights,

powers and obligations of the Members with respect to the Company will be determined in accordance with the terms and conditions of this Agreement and, subject to the express terms of this Agreement, the Act.

2.3 ***Name***. The name of the Company shall be "Viroment Equity, LLC." The Manager, in its sole discretion, may change the name of the Company at any time and from time to time. Notification of any such change shall be given to all Members. The Company's business may be conducted under its name and/or any other name or names deemed advisable by the Manager.

2.4 ***Purpose***. The purpose and business of the Company shall be to engage in any lawful acts or activities for which limited liability companies may be organized under the Act and to engage in all activities necessary or incidental to the foregoing.

2.5 ***Principal Office; Registered Office***. The principal office of the Company shall be located at such place as the Manager may from time to time designate, and all business and activities of the Company shall be deemed to have occurred at its principal office. The Company may maintain offices at such other place or places as the Manager deems advisable. Notification of any such change shall be given to all Members. The registered office of the Company required by the Act to be maintained in the State of Delaware shall be the office of the initial registered agent named in the Certificate or such other office (which need not be a place of business of the Company) as the Manager may designate from time to time in the manner provided by law. The registered agent of the Company in the State of Delaware shall be the initial registered agent named in the Certificate or such other Person or Persons as the Manager may designate from time to time in the manner provided by law.

2.6 ***Term***. The term of the Company commenced upon the filing of the Certificate in accordance with the Act and shall continue in existence until termination and dissolution thereof in accordance with the provisions of ARTICLE XII.

2.7 ***No State Law Partnership***. The Members intend that the Company not be a partnership (including, but not limited to, a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member by virtue of this Agreement (except for tax purposes as set forth in the next succeeding sentence of this Section 2.7), and neither this Agreement nor any other document entered into by the Company or any Member relating to the subject matter hereof shall be construed to suggest otherwise. The Members intend that the Company shall be treated as a partnership for federal and, if applicable, state or local income tax purposes, and that each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment; *provided*, *however*, that the Manager may in its sole discretion change the tax treatment of the Company, including to be taxed as a corporation.

ARTICLE III.
UNITS; CAPITAL ACCOUNTS

3.1 ***Members; Capital Contributions***.

(a) Issuance of Units. Upon the execution of this Agreement by the Members, each Member has made an initial Capital Contribution and is deemed to own the number of Units set forth opposite such Member's name on each of Schedule A and Schedule B attached hereto. From time to time, the Class A Preferred Members shall make Capital Contributions in cash in exchange for Class A Preferred Units, at a price of US$1.00 per Class A Preferred Unit (or at such other price set in the reasonable determination of the Manager, including at a discounted price of up to twenty percent (20%)). The Company may issue fractional Units. The ownership by a Member of Class A Preferred Units or Common Units shall entitle such Member to allocations of Profits and Losses and Distributions of cash and other property as set forth in ARTICLE IV hereof. The ownership of Units of this Agreement is as set forth on each of Schedule A and Schedule B attached hereto.

(b) Capital Account of Members. Each Class A Preferred Member and Common Member will have a Capital Account equal to the Capital Contribution paid by such Class A Preferred Member or Common Member in accordance with Section 3.1(a). The Company and each Member shall file all tax returns, including any schedules thereto, in a manner consistent with such Capital Accounts. Each Person listed on each of Schedule A and Schedule B upon his, her or its execution of this Agreement or a counterpart thereto is hereby admitted to the Company as a Member of the Company. Each Member's Interest in the Company, including such Member's interest in Profits, Losses and Distributions of the Company and the right to vote on certain matters, if any, as provided in this Agreement, shall be represented by the Units owned by such Member.

(c) Additional Capital Contributions. No Member shall be required to contribute any capital to the Company, and no Member shall have a personal liability for any obligation of the Company.

(d) Right to Issue Additional Units. The Company may issue additional Class A Preferred Units and Common Units on terms and conditions determined by the Manager. In addition, the Company may issue additional classes or subclasses of Units, with rights, obligations and/or privileges that are different from the rights, obligations and/or privileges applicable to the Class A Preferred Units and Common Units or any other classes of Units offered by the Company. The Company, without prior notice to or consent from any Member, may cease offering any class of Units at any time.

(e) Non-Dilution of Class A Preferred Units. The Class A Preferred Units are not subject to equity dilution; provided that up to 1,500,000 Class A Preferred Units may be issued. For clarification, if 1,500,000 Class A Preferred Units are issued and outstanding, the collective Class A Percentage Interests will equal 10%, which Percentage Interest shall not be subject to dilution upon issuance by the Company of additional Common Units or Units of a new class or series.

3.2 ***Capital Accounts.***

(a) The Company shall maintain a separate Capital Account for each Member according to the rules of Treasury Regulations Section 1.704-l(b)(2)(iv). For this purpose, the Company may (in the discretion of the Manager), upon the occurrence of the events specified in

Treasury Regulations Section 1.704-l(b)(2)(iv)(f) increase or decrease the Capital Accounts in accordance with the rules of such regulation and Treasury Regulations Section 1.704-l(b)(2)(iv)(g) and (h)(2) to reflect a revaluation of Company property, which adjustment shall be made in a manner consistent with Proposed Treasury Regulation Section 1.704-1(b)(2)(iv)(s)). Without limiting the foregoing, each Member's Capital Account shall be adjusted:

(i) by adding any additional Capital Contributions made by such Member in consideration for the issuance of Units;

(ii) by deducting any amounts paid to such Member in connection with the redemption or other repurchase by the Company of Units;

(iii) by adding any Profits allocated to such Member and subtracting any Losses allocated to such Member;

(iv) by deducting any cash or the Fair Market Value of other assets distributed to such Member by the Company on Units;

(v) by any other adjustments in accordance with the other capital account maintenance rules of Treasury Regulations Section 1.704-l(b)(2)(iv).

(b) For purposes of computing the amount of any item of Company income, gain, loss, or deduction to be allocated pursuant to ARTICLE IV and to be reflected in the Capital Accounts, the determination, recognition, and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including any method of depreciation, cost recovery or amortization used for this purpose); *provided*, that:

(i) The computation of all items of income, gain, loss and deduction shall include those items described in Code Section 705(a)(1)(B) or Code Section 705(a)(2)(B) and Treasury Regulations Section 1.704-l(b)(2)(iv)(i), without regard to the fact that such items are not includable in gross income or are not deductible for federal income tax purposes.

(ii) If the Book Value of any Company property is adjusted pursuant to Treasury Regulations Section 1.704-l(b)(2)(iv)(e) or (f), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such property.

(iii) Items of income, gain, loss or deduction attributable to the disposition of Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the Book Value of such property.

(iv) Items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the property's Book Value in accordance with Treasury Regulations Section 1.704-l(b)(2)(iv)(g).

(v) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulations Section 1.704-l(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

(vi) Where Section 704(c) of the Code applies to Company property or where Company property is permitted to be revalued pursuant to paragraph (b)(2)(iv)(f) of Section 1.704-1 of the Treasury Regulations, each Member's Capital Account shall be adjusted in accordance with paragraph (b)(2)(iv)(f) and (b)(2)(iv)(g) of Section 1.704-1 of the Treasury Regulations.

3.3 ***Negative Capital Accounts***. No Member shall be required to pay to any other Member, the Company or any other Person any deficit or negative balance which may exist from time to time in such Member's Capital Account (including upon and after dissolution of the Company).

3.4 ***No Withdrawal***. No Person shall be entitled to withdraw any part of such Person's Capital Contributions or Capital Account or to receive any Distribution from the Company, except as expressly provided herein or in the other agreements referred to herein.

3.5 ***Loans From Members***. Loans by Members to the Company shall not be considered Capital Contributions. If any Member shall loan funds to the Company, the making of such loans shall not result in any increase in the amount of the Capital Account of such Member. The amount of any such loans shall be a debt of the Company to such Member and shall be payable or collectible in accordance with the terms and conditions upon which such loans are made.

ARTICLE IV.
DISTRIBUTIONS AND ALLOCATIONS

4.1 ***Distributions***.

(a) Distribution Policy. Subject to the terms of this Section 4.1, the Company shall make Distributions at any time or from time to time as approved by the Manager in its sole discretion. Notwithstanding any provision to the contrary contained in this Agreement, the Company does not intend to make Distributions until the Company has completed construction on eight (8) agricultural barns. If any Distributions are made prior to such time, they will be made in accordance with Section 4.1(b).

(b) Distributions. Any Distributions shall be made to the holders of the Units ratably based on their Percentage Interests.

(c) Limitation on Distributions. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if (i) such distribution would violate the Act or other applicable law or (ii) a Majority in Interest of the outstanding Units vetos a distribution proposed by the Manager.

(d) Tax Distributions. Notwithstanding anything contained herein to the contrary but subject to the Act, the Company will endeavor to distribute to the Members cash Distributions from the Company (after taking into account any other Distributions pursuant to this Section 4.1 received by them in respect of such fiscal year) in amounts sufficient to enable the Members to discharge any federal, state and local tax liability (excluding penalties) arising as a result of the allocations of taxable income to such Members, determined by assuming the applicability of the highest combined effective marginal federal, state and local income tax rates applicable to an individual resident in Minneapolis, Minnesota (or, if higher, applicable to corporations doing business in Minneapolis, Minnesota). The amount of such tax liability shall be calculated taking into account (i) the amount of net cumulative tax loss previously allocated to the Members in prior fiscal years not previously considered and having served to reduce taxable income for the purpose of making distributions under this Section 4.1(d), (ii) the character of any income or gain and the income tax rates applicable thereto, (iii) any limitations on the ability to fully deduct items of loss and deduction for federal, state or local income tax purposes (including, without limitation, and such limitations imposed under Sections 67 or 68 of the Code) and (iv) any liability for Medicare contributions tax imposed under Section 1411 of the Code. The calculation shall be made on the assumption that taxable income or tax loss from the Company with respect to any allocation of taxable income or tax loss is the Member's only taxable income or tax loss. Any Distributions to be made pursuant to this Section 4.1(d) shall be allocated among the Members in proportion to their respective assumed tax liability rather than in accordance with Section 4.1(b), and shall be considered an advance against the next future Distributions in accordance with Section 4.1(a) and Section 4.1(b), as applicable, to each such Member and shall offset such next future Distributions.

(e) Persons Receiving Distributions. Each Distribution shall be made to the Persons shown on the Company's books and records as Members as of the date of such Distribution; *provided*, *however*, that any transferor and transferee of Units may mutually agree as to which of them should receive payment of any Distribution under Section 4.1.

4.2 ***Allocations***. Except as otherwise provided in Section 4.3, Profits and Losses for any Fiscal Year shall be allocated among the Members in such a manner that, as of the end of such Fiscal Year, the Capital Account of each Member, after taking into account such allocation as well as allocations pursuant to Sections 4.3(a) and 4.3(b), shall be equal to (a) an amount to which such Member would be entitled if the Company were to liquidate the assets of the Company for an amount equal to their Book Value and distribute the proceeds of liquidation pursuant to Section 12.2, minus (b) the sum of such Member's share of (i) Minimum Gain (as determined in accordance with Treasury Regulations Sections 1.704-2(d) and (g)(3) and (ii) Member Minimum Gain (as determined in accordance with Treasury Regulations Section 1.704-2(i)). Except as provided in Section 4.3, for each Fiscal Year, allocations of each item of gain and income among Profits will be made proportionately among the Members pursuant to their total allocations of Profits, and allocations of each item of loss and deduction will be made proportionately among the Members pursuant to their total allocations of Losses.

4.3 ***Special Allocations***.

(a) Losses attributable to partner nonrecourse debt (as defined in Treasury Regulations Section 1.704-2(b)(4)) shall be allocated in the manner required by Treasury

Regulations Section 1.704-2(i). If there is a net decrease during a Fiscal Year in partner nonrecourse debt minimum gain (as defined in Treasury Regulations Section 1.704-2(i)(3)), Profits for such Fiscal year (and, if necessary, for subsequent Fiscal Years) shall be allocated to the Members in the amounts and of such character as determined according to, and subject to the exceptions contained in, Treasury Regulations Section 1.704-2(i)(4).

(b) If there is a net decrease in Minimum Gain during any Fiscal Year, each Member shall be allocated Profits for such Fiscal Year (and, if necessary, for subsequent Fiscal Years) in the amounts and of such character as determined according to, and subject to the exceptions contained in, Treasury Regulations Section 1.704-2(f). This Section 4.3(b) is intended to be a minimum gain chargeback provision that complies with the requirements of Treasury Regulations Section 1.704-2(f), and shall be interpreted in a manner consistent therewith.

(c) If any Member that unexpectedly receives an adjustment, allocation, or distribution described in Treasury Regulations Section 1.704-l(b)(2)(ii)(d)(4), (5) and (6) has an Adjusted Capital Account Deficit as of the end of any Taxable Year, computed after the application of Section 4.3(c) but before the application of any other provision of this ARTICLE IV, then Profits for such Taxable Year shall be allocated to such Member in proportion to, and to the extent of, such Adjusted Capital Account Deficit. This Section 4.3(c) is intended to be a qualified income offset provision as described in Treasury Regulations Section 1.704-l(b)(2)(ii)(d) and shall be interpreted in a manner consistent therewith.

(d) The allocations set forth in Sections 4.3(a)-(c) (the “Regulatory Allocations’“) are intended to comply with certain requirements of Sections 1.704-1(b) and 1.704-2 of the Treasury Regulations. The Regulatory Allocations may not be consistent with the manner in which the Members intend to allocate Profit and Loss of the Company or make Company distributions. Accordingly, notwithstanding the other provisions of this ARTICLE IV, but subject to the Regulatory Allocations, income, gain, deduction, and loss shall be reallocated among the Members so as to eliminate the effect of the Regulatory Allocations and thereby cause the respective Capital Accounts of the Members to be in the amounts (or as close thereto as possible) they would have been if Profit and Loss (and such other items of income, gain, deduction, and loss) had been allocated without reference to the Regulatory Allocations. In general, the Members anticipate that this will be accomplished by specially allocating other Profit and Loss (and such other items of income, gain, deduction, and loss) among the Members so that the net amount of the Regulatory Allocations and such special allocations to each such Member is zero.

(e) In the event it is finally determined that any Member realized taxable income from compensation for services in connection with the issuance of Units to such Member in accordance with the terms of this Agreement where the Units were intended to constitute profits interests for income tax purposes, the Company shall specifically allocate to such Member the corresponding Company compensation deduction, if consistent with the Code and Treasury Regulations.

4.4 ***Tax Allocations.***

(a) The income, gains, losses, deductions and credits of the Company will be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses, deductions and credits among the Members for computing their Capital Accounts; except that, if any such allocation is not permitted by the Code or other applicable law, then the Company's subsequent income, gains, losses, deductions and credits will be allocated among the Members so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b) Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value pursuant to an acceptable method under the Treasury Regulations.

(c) If the Book Value of any Company asset is adjusted pursuant to the requirements of Treasury Regulations Section 1.704-l(b)(2)(iv)(e) or (f) subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d) Allocations of tax credits, tax credit recapture and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Manager taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(e) Allocations pursuant to this Section 4.4 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or Unit of Profits, Losses, Distributions or other Company items pursuant to any provision of this Agreement.

4.5 Indemnification and Reimbursement for Payments on Behalf of a Member. If the Company is required by law to make any payment that is specifically attributable to a Member or a Member's status as such (including federal withholding taxes, state personal property taxes, and state unincorporated business taxes), including without limitation in connection with any sale of a Member's interest in the Company in whole or part, then such Member shall indemnify the Company in full for the entire amount paid (including interest, penalties and related expenses). The Company shall have the right to withhold or deduct any Taxes it is required by law to withhold or deduct from any Distributions or items of Profits or taxable income payable or allocable to a Member, and at its option, the Company may treat any amounts withheld or deducted by the Company or paid by the Company on behalf of a Member pursuant to this Section 4.5 as Distributions to such Member pursuant to Section 4.1(b). The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 4.5, including instituting a lawsuit to collect such indemnification and contribution with interest calculated at a rate equal to 10% per annum, compounded as of the last day of each year (but not in excess of the highest rate per annum permitted by law). No obligations of a Member under this Section 4.5 and no actions taken by the Company pursuant to this Section 4.5 shall have any effect on any Member's ownership percentage of the Company.

ARTICLE V.
MANAGEMENT

5.1 ***Management by the Manager***. The business and affairs of the Company shall be managed by the Manager. Subject to the provisions of Section 5.2, the Manager shall have full and complete discretion to manage and control the business and affairs of the Company, to make all decisions affecting the business and affairs of the Company and to take all such actions as it deems necessary or appropriate to accomplish the purposes of the Company set forth in Section 2.4. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a resolution expressly authorizing such action which resolution is duly adopted by the Manager. The initial Manager of the Company shall be Paul Koenig. The Manager shall have express authority to make any election under Code Sections 161(k) or 181.

5.2 ***Actions Requiring Approval of Members***.

(a) Notwithstanding the foregoing, the Manager shall not cause or permit the Company to, without approval of the Requisite Members:

(i) amend, modify or waive the Certificate of Formation or this Agreement; *provided* that the Manager may, without the consent of the other Members, amend Schedule A following any new issuance, redemption, repurchase or transfer of Units in accordance with this Agreement;

(ii) make any material change to the nature of the business conducted by the Company;

(iii) issue additional Units or admit additional Members to the Company;

(iv) incur any Indebtedness in excess of $100,000.00, pledge or grant liens on any assets or guarantee, assume, endorse or otherwise become responsible for the obligations of any other Person, except to the extent approved or authorized in a budget approved by the Requisite Members; enter into or effect any transaction or series of related transactions involving the purchase, lease, license, exchange or other acquisition (including by merger, consolidation, acquisition of stock or acquisition of assets) by the Company of any assets and/or equity interests of any Person, other than in the ordinary course of business consistent with past practice;

(v) enter into or effect any transaction or series of related transactions involving the sale, lease, license, exchange or other disposition (including by merger, consolidation, sale of stock or sale of assets) by the Company of any assets, other than in the ordinary course of business consistent with past practice;

(vi) establish a subsidiary or enter into any joint venture or similar business arrangement;

(vii) settle any lawsuit, action, dispute or other proceeding or otherwise assume any liability with a value in excess of $100,000.00 or agree to the provision of any equitable relief by the Company;

(viii) initiate or consummate an initial public offering or make a public offering and sale of the Units or any other securities;

(ix) make any investments in any other Person in excess of $250,000.00; or

(x) dissolve, wind-up or liquidate the Company or initiate a bankruptcy proceeding involving the Company.

(b) For the avoidance of doubt, the Class A Preferred Members shall have no voting or governance rights whatsoever, except as required by the Act or other applicable law.

5.3 ***Removal of Manager***. The Manager may be removed or replaced at any time, with or without cause, by the Requisite Members. Following such removal or replacement, a successor Manager shall be elected by the Requisite Members. The removal of the Manager shall not affect its rights as a Member and shall not constitute a dissociation of such Member.

5.4 ***Resignation of Manager***. The Manager may resign at any time by giving at least 30 days' prior written notice to the Company. The Company's acceptance of a resignation shall not be necessary to make it effective. The resignation of the Manager shall not affect its rights as a Member and shall not constitute a dissociation of such Member.

5.5 ***Action Without Meeting***. Any matter that is to be voted on, consented to or approved by Members may be taken without a meeting, without prior notice and without a vote if consented to, in writing or by electronic transmission, by a Member or Members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all members entitled to vote thereon were present and voted. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

5.6 ***Third Party Reliance***. Any Person dealing with the Company, other than a Member, may rely on the authority of any Officer in taking any action in the name of the Company without inquiry into the provisions of this Agreement or compliance herewith, regardless of whether that action actually is taken in accordance with the provisions of this Agreement.

5.7 ***Officers***.

(a) <u>Designation and Appointment</u>. The Manager may (but need not), from time to time, designate and appoint one or more persons as an Officer of the Company. No Officer need be a resident of the State of Delaware, a Manager or Member. Any Officers so designated shall have such authority and perform such duties as the Manager may, from time to time delegate to them in writing. The Manager may assign titles to particular Officers. Each Officer shall hold office until such Officer's successor shall be duly designated and shall qualify

or until such Officer's death or until such Officer shall resign or shall have been removed in the manner hereinafter provided. Any number of offices may be held by the same individual. The salaries or other compensation, if any, of the Officers and agents of the Company shall be fixed from time to time by the Manager.

(b) Resignation. Any Officer (subject to any contract rights available to the Company, if applicable) may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Manager. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Any Officer may be removed as such, either with or without cause, by the Manager whenever in his judgment the best interests of the Company shall be served thereby; *provided*, *however*, that such removal shall be without prejudice to the contract rights, if any, of the individual so removed. Designation of an Officer shall not of itself create contract rights. Any vacancy occurring in any office of the Company may be filled by the Manager.

(c) Duties of Officers; Generally. The Officers, in the performance of their duties as such, shall owe to the Company and the Members duties of loyalty and due care of the type and to the extent owed by the officers of a corporation to such corporation and its stockholders under the laws of the State of Delaware.

5.8 ***Limitation of Liability***.

(a) Waiver of Liability. Except as otherwise provided herein or in any agreement entered into by such Person and the Company and to the maximum extent permitted by the Act, no present or former Manager or Officer nor any Affiliate, employee, agent or representative of any such Person (each, a "***Released Person***") shall be liable to the Company or to any Member for any act or omission performed or omitted by a Released Person in such capacity; *provided*, that except as otherwise provided herein, such limitation of liability shall not apply to the extent the act or omission was attributable to such Released Person's willful misconduct or bad faith or constitutes a violation of the implied contractual covenant of good faith and fair dealing, in each case as determined by a final judgment, order or decree of an arbitrator or a court of competent jurisdiction (which is not appealable or with respect to which the time for appeal therefrom has expired and no appeal has been perfected). Each Released Person shall be entitled to rely upon the advice of legal counsel, independent public accountants and other experts, including financial advisors, and any act of or failure to act by such Released Person in good faith reliance on such advice shall in no event subject such Released Person to liability to the Company or any Member.

(b) Manager Discretion. Whenever in this Agreement or any other agreement contemplated herein or to which the Company is a party the Manager is permitted or required to take any action or to make a decision or determination, the Manager shall take such action or make such decision or determination in its sole discretion, unless another standard is expressly set forth herein or therein. Whenever in this Agreement or any other agreement contemplated herein the Manager is permitted or required to take any action or to make a decision or determination in its "sole discretion" or "discretion," with "complete discretion" or under a grant of similar authority or latitude, the Manager shall be entitled to consider such interests and

factors as the Manager desires (including, without limitation, the interests of the Manager or its Affiliates).

(c) Good Faith and Other Standards. Whenever in this Agreement or any other agreement contemplated herein or to which the Company is a party the Manager is permitted or required to take any action or to make a decision or determination in its "good faith", the Manager shall act under such express standard and, to the extent permitted by applicable law, shall not be subject to any other or different standards except as imposed by this Agreement or any other agreement to which the Company is a party.

(d) Limitation of Duties; Conflict of Interest. To the maximum extent permitted by applicable law, the Company and each Member hereby waives any claim or cause of action against the Manager and each Member and their respective Affiliates, employees, agents and representatives for any breach of any fiduciary duty to the Company or its Members by any such Person, including, without limitation, as may result from a conflict of interest between the Company or its Members and such Person or otherwise; provided, that except as otherwise provided herein, such limitation of liability shall not apply to the extent the act or omission was attributable to such Person's willful misconduct or bad faith or constitutes a violation of the implied contractual covenant of good faith and fair dealing, in each case as determined by a final judgment, order or decree of an arbitrator or a court of competent jurisdiction (which is not appealable or with respect to which the time for appeal therefrom has expired and no appeal has been perfected). Each Member acknowledges and agrees that in the event of any such conflict of interest, each such Person may, in the absence of bad faith, act in the best interests of such Person or its Affiliates, employees, agents and representatives (subject to the limitations set forth above). None of the Manager or the Members (other than any Member in its capacity as an Officer or as an employee of the Company) shall be obligated to recommend or take any action in its capacity as the Manager or Member that prefers the interests of the Company or its Members over the interests of such Person or its Affiliates, employees, agents or representatives, and each of the Company and each Member hereby waives the fiduciary duty, if any, of such Person to the Company and/or its Members, including, without limitation, in the event of any such conflict of interest or otherwise; provided, that with respect to actions or omissions by the Manager, such waiver shall not apply to the extent the act or omission was attributable to the Manager's willful misconduct or bad faith or a violation of the implied contractual covenant of good faith and fair dealing, in each case as determined by a final judgment, order or decree of an arbitrator or a court of competent jurisdiction (which is not appealable or with respect to which the time for appeal therefrom has expired and no appeal has been perfected).

(e) Effect on Employment Agreements. This Section 5.8 shall not in any way affect, limit or modify any Person's liabilities, obligations, duties or responsibilities under any employment agreement, consulting agreement, management agreement, confidentiality agreement, non-competition agreement, non-solicitation agreement or any similar agreement with the Company.

5.9 ***Indemnification***.

(a) Generally. Subject to Section 4.5, the Company hereby agrees to indemnify and hold harmless any Person (each an "***Indemnified Person***") to the fullest extent permitted under the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Company is providing immediately prior to such amendment, substitution or replacement), against all expenses, liabilities and losses (including attorney fees, judgments, fines, excise taxes or penalties) reasonably incurred or suffered by such Person (or one or more of such Person's Affiliates) by reason of the fact that such Person is or was a Member or is or was serving as the Manager or as an Officer, principal, employee, agent or representative of the Company; *provided*, that no Indemnified Person shall be indemnified for any expenses, liabilities and losses suffered that are attributable to actions or omissions by an Indemnified Person or its Affiliates to the extent the act or omission was attributable to such Indemnified Person's or its Affiliates' (excluding, for purposes hereof, the Company's) willful misconduct or bad faith or constitutes a violation of the implied contractual covenant of good faith and fair dealing, in each case as determined by a final judgment, order or decree of an arbitrator or a court of competent jurisdiction (which is not appealable or with respect to which the time for appeal therefrom has expired and no appeal has been perfected) or for any present or future breaches of any representations, warranties or covenants by such Indemnified Person or its Affiliates' (excluding, for purposes hereof, the Company's), employees, agents or representatives contained herein or in any other agreement with the Company; *provided*, *further*, that no Person shall be entitled to indemnification hereunder with respect to a suit or proceeding initiated by such Person or with respect to a proceeding between such Person on the one hand and the Company on the other.

(b) Advance Payment of Expenses. Expenses, including reasonable attorneys' fees and expenses, incurred by any present or former Manager in defending a suit or proceeding (but not a proceeding initiated by such Indemnified Person, other than a suit or proceeding to enforce such Indemnified Person's rights under this Section 5.9) for which indemnification is available under this Section 5.9 shall be paid by the Company in advance of the final disposition of such proceeding, including any appeal therefrom, upon receipt by the Manager of an undertaking by or on behalf of such Manager to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by the Company. Expenses, including reasonable attorneys' fees and expenses, incurred by any Indemnified Person other than a Manager in defending a suit or proceeding (but not a proceeding initiated by such Indemnified Person, other than a suit or proceeding to enforce such Indemnified Person's rights under this Section 5.9) for which indemnification is available under this Section 5.9 may be paid by the Company in advance of the final disposition of such proceeding, including any appeal therefrom, upon approval of the Manager and receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by the Company.

(c) Nonexclusivity of Rights. The right to indemnification and the advancement of expenses conferred in this Section 5.9 shall not be exclusive of any other right which any Person may have or hereafter acquire under any statute, agreement, law or otherwise.

(d) Insurance. The Company may maintain, at its expense, directors' and officers' insurance in amounts determined by the Manager to protect any Indemnified Person against any expense, liability or loss described in Section 5.9(a) above whether or not the Company would have the power to indemnify such Indemnified Person against such expense, liability or loss under the provisions of this Section 5.9.

(e) Limitation. Notwithstanding anything contained herein to the contrary (including in this Section 5.9), any indemnity by the Company relating to the matters covered in this Section 5.9 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing or is found in a final decision by a court of competent jurisdiction to have personal liability on account thereof) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity of the Company (except as expressly provided herein).

(f) Savings Clause. If this Section 5.9 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Indemnified Person pursuant to this Section 5.9 to the fullest extent permitted by applicable law and to the fullest extent permitted by any applicable portion of this Section 5.9 that shall not have been invalidated.

ARTICLE VI.
CERTAIN RIGHTS, COVENANTS AND OBLIGATIONS

6.1 ***Certain Affirmative Covenants***. The Company covenants with the Members to:

(a) pay and discharge when payable all taxes, assessments and governmental charges imposed upon its properties or upon the income or profits therefrom (in each case before the same becomes delinquent and before penalties accrue thereon) and all claims for labor, materials or supplies, unless and to the extent that the same are being contested in good faith and by appropriate proceedings and adequate reserves (as determined in accordance with GAAP) have been established on its books and financial statements with respect thereto;

(b) comply, in all material respects, with all applicable laws, rules and regulations of all Governmental Entities; and

(c) maintain true books and records of account in which full and correct entries will be made of all its business transactions pursuant to a system of accounting established and administered in accordance with generally accepted accounting principles consistently applied (except as noted therein) and will set aside on its books all such proper accruals and reserves as shall be required under generally accepted accounting principles consistently applied.

6.2 ***Limitation of Liability***. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member (including the Manager) shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member or acting as a Member or Manager of the Company, other than such Member's obligation to make Capital Contributions to the Company pursuant to the

terms and conditions hereof. Except as otherwise provided in this Agreement, a Member's liability (in its capacity as such) for debts, liabilities and losses of the Company shall be such Member's share of the Company's assets; provided, that a Member shall be required to return to the Company any Distribution made to it in clear and manifest accounting or similar error. The immediately preceding sentence shall constitute a compromise to which all Members have consented within the meaning of the Act. Notwithstanding anything contained herein to the contrary, the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business and affairs under this Agreement or the Act shall not be grounds for imposing personal liability on a Member for liabilities of the Company, except to the extent constituting fraud, gross negligence or willful misconduct by such Members.

6.3 ***Lack of Authority***. No Member in his, her or its capacity as such (other than the Manager or an authorized Officer of the Company) has the authority or power to act for or on behalf of the Company in any manner, to do any act that would be (or could be construed as) binding on the Company, in any manner or way, or to make any expenditures on behalf of the Company, unless such specific authority and power has been expressly granted to and not revoked from such Member by the Manager, and the Members hereby consent to the exercise by the Manager of the powers conferred on such Person by law and this Agreement.

6.4 ***No Right of Partition***. No Member shall have the right to seek or obtain partition by court decree or operation of law of any Company property, or the right to own or use particular or individual assets of the Company.

6.5 ***Confidentiality***.

(a) Each Member recognizes and acknowledges that it has and may in the future receive certain confidential and proprietary information and trade secrets of the Company (the "***Confidential Information***"). Except as otherwise expressly consented to by the Manager in writing, each Member (on behalf of itself and, to the extent that such Member would be responsible for the acts of the following Persons under principles of agency law, its managers, directors, officers, shareholders, partners, employees, agents and members) agrees that it will not, during or after the term of this Agreement, whether directly or indirectly through an Affiliate or otherwise, take commercial or proprietary advantage of or profit from any Confidential Information or disclose Confidential Information to any Person for any reason or purpose whatsoever, except (i) to the Manager, Officers, Members, representatives, agents and employees of the Company and as otherwise may be proper in the course of performing such Member's obligations, or enforcing such Member's rights, under this Agreement and the agreements expressly contemplated hereby; (ii) to any bona fide prospective purchaser of the equity or assets of such Member or its Affiliates or the Units held by such Member, or prospective merger partner of such Member or its Affiliates; *provided*, that such purchaser or merger partner agrees to be bound by the provisions of this Section 6.5 or other confidentiality agreement approved by the Manager; or (iii) as is required to be disclosed by order of a court of competent jurisdiction, administrative body or Governmental Entity, or by subpoena, summons or legal process, or by law, rule or regulation; *provided*, that the Member required to make such disclosure pursuant to clause (iii) above shall provide to the Company prompt notice of such disclosure to enable the Company to seek an appropriate protective order or confidential treatment. For purposes of this Section 6.5, the term "Confidential Information" shall not include any information which

(x) such Person learns from a source other than the, or any of their respective representatives, employees, agents or other service providers, and in each case who is not known by such Person to be bound by a confidentiality obligation, (y) is publicly available, or (z) is disclosed in a prospectus or other documents for dissemination to the public.

(b) Nothing in this Section 6.5 shall in any way limit or otherwise modify any confidentiality covenants entered into by the Members pursuant to any other agreement entered into with the Company.

ARTICLE VII.
BOOKS, RECORDS, ACCOUNTING, INSPECTION RIGHTS, REPORTS AND MEMBER MEETING

7.1 ***Records and Accounting***. The Company shall keep, or cause to be kept, appropriate books and records with respect to the Company's business, including all books and records necessary to provide any information, lists, and copies of documents required to be provided pursuant to Section 7.3 or pursuant to applicable laws. All matters concerning (i) the determination of the relative amount of allocations and distributions among the Members pursuant to ARTICLE III and ARTICLE IV, and (ii) accounting procedures and determinations, and other determinations not specifically and expressly provided for by the terms of this Agreement, shall be determined by the Manager, whose determination shall be final and conclusive as to all of the Members absent manifest clerical error.

7.2 ***Fiscal Year***. The fiscal year (the "***Fiscal Year***") of the Company shall constitute the 12-month period ending on December 31 of each calendar year, or such other annual accounting period as may be established by the Manager.

7.3 ***Reports***.

(a) The Company shall deliver or cause to be delivered to each Member within 120 days after the end of each Fiscal Year financial statements of the Company, which may be audited if required by applicable law. The electronic posting of such financial statements on the EDGAR system of the U.S. Securities & Exchange Commission, if such posting is required and actually made, shall be deemed to satisfy the requirement of this Section 7.3(a).

(b) The Company shall deliver or cause to be delivered to each Member with reasonable promptness, such information and financial data concerning the Company as any Member shall from time to time reasonably request; *provided*, that notwithstanding the foregoing, unless otherwise required by law, the Company shall not be required to provide such information to Persons who are, or who are employed or engaged by, competitors of the Company (as determined by the Manager in his reasonable discretion).

(c) The Company shall use commercially reasonable efforts to deliver or cause to be delivered, within 90 days after the end of each Fiscal Year, to each Person who was a Member at any time during such Fiscal Year all information necessary for the preparation of such Person's United States federal and state income tax returns.

(d) The Company shall provide any such other information relating to the financial condition, business, prospects or corporate affairs of the Company that the Members may from time to time reasonably request; *provided*, *however*, that the Company shall not be obligated under this Section 7.3(d) to provide information (i) that the Company reasonably determines in good faith to be a trade secret, or (ii) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

(e) The provisions of Section 6.5 shall, to the extent applicable, govern the disclosure of any information pursuant to this Section 7.3.]

7.4 ***Inspection Rights***. Upon reasonable notice from any Member, the Company shall, and shall cause the Manager, Officers and employees to, afford each Member and its representatives reasonable access during normal business hours to (a) the Company's properties, offices, plants and other facilities, (b) the corporate, financial and similar records, reports and documents of the, including, without limitation, all books and records, minutes of proceedings, internal management documents, reports of operations, reports of adverse developments, copies of any management letters and communications with Members or the Manager, and to permit each Member and its representatives to examine such documents and make copies thereof, and (c) the Manager and the Company's Officers, senior employees and public accountants, to afford each Member and its representatives the opportunity to discuss and advise on the affairs, finances and accounts of the Company with the Manager and such Officers, senior employees and public accountants (and the Company hereby authorizes said accountants to discuss with such Member and its representatives such affairs, finances and accounts).

7.5 ***Transmission of Communications***. Each Person that owns or controls Units on behalf of, or for the benefit of, another Person or Persons shall be responsible for conveying any report, notice or other communication received from the Manager to such other Person or Persons.

7.6 ***Member Meeting***. Following completion of construction of eight (8) agricultural barns, the Company shall hold by remote communication a meeting open to all Members to discuss strategic policies of the Company, including with respect to Distributions.

ARTICLE VIII.
TAX MATTERS

8.1 ***Tax Returns***. The Company shall arrange for the preparation and filing of all tax returns required to be filed by the Company. Each Member shall furnish to the Company all pertinent information in its possession relating to Company operations that is necessary to enable the Company's income tax returns to be prepared and filed.

8.2 ***Tax Elections***. If there is a distribution of Company property as described in Code Section 734 or if there is a transfer of a Company interest as described in Code Section 743 then, upon the request of any transferee Member, the Company shall file an election pursuant to Code Section 754 for the taxable year that includes the date of the distribution or transfer, in accordance with the procedures set forth in the applicable Treasury Regulations to adjust the basis of Company properties. Upon the request of the Company, each Member shall provide the

Company with all the information not then possessed by the Company necessary to give effect to any election under Code Section 754. The Company shall make any other tax elections which the Manager may deem appropriate and in the best interests of the Members, except where the Manager is expressly authorized to make a tax election, in which case the Company may make such other election as determined by the Manager.

8.3 ***Partnership Representative***. The officer serving in the capacity of chief financial officer, chief accounting officer or treasurer of the Company, or such other Person so designated by the Manager, shall be the "partnership representative" of the Company within the meaning of Section 6223(a) of the Code (the "***Partnership Representative***") as included in the Bipartisan Budget Act of 2015, as such, shall be authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend the Company's funds for professional services and reasonably incurred in connection therewith. Each Member agrees to cooperate with the Company and to do or refrain from doing any or all things reasonably requested by the Company with respect to the conduct of such proceedings.

Notwithstanding the authority granted to the Partnership Representative hereunder, all non-ministerial decisions regarding tax elections (except where the election is expressly authorized to be made by the Manager hereby), audit, tax litigation, settlement and other tax matters shall be subject to the prior written approval of the Manager. For example, but not by way of limitation, the Partnership Representative shall not take any position or action with the IRS without the prior written approval of the Manager, including but not limited to, any decision (i) to enter into any settlement or other agreement with the IRS or any tax other authority that purports to bind any Member other than the Partnership Representative; (ii) to file a request for an administrative adjustment with the IRS or file a petition for judicial review with respect to any such request, or (iii) to extend the statute of limitations for assessing or computing any tax liability against the Company (or the amount or character of any Company tax items. The Partnership Representative shall furnish to the Members a copy of all notices or other written communications received by the Partnership Representative or the Company from the IRS or any other taxing authorities promptly after receipt of such communication. The Partnership Representative shall notify the Members of all communications it has had with the IRS or any other taxing authorities and shall keep the Members informed of all matters which may come to its attention in its capacity as Partnership Representative by giving the Members written notice thereof within five days after the Partnership Representative becomes informed of any such matter or within such shorter period as may be required by the appropriate statutory or regulatory provisions. In the event of any Company-level proceeding instituted by the IRS pursuant to Sections 6221 through 6233 of the Code, the Partnership Representative shall consult with the Manager regarding the nature and content of all action and defense to be taken by the Company in response to such proceeding. The Partnership Representative also shall consult with the Manager regarding the nature and content of any proceeding pursuant to Sections 6221 through 6233 of the Code instituted by or on behalf of the Company (including the decision to institute proceedings, whether administrative or judicial, and whether in response to a previous IRS proceeding against the Company or otherwise). Notwithstanding anything herein to the contrary, it is agreed that to the extent available, the Partnership Representative shall cause the Company to make, and the Company shall make, the election contemplated by Section 6221(b). In addition, the Manager shall have the right, in its sole discretion, to make an election to change

the tax treatment of the Company, including to elect to have the Company taxed as a corporation.

ARTICLE IX.
TRANSFERS OF INTERESTS

9.1 ***Transfers by Members***.

(a) Transfers of Units shall not be effective unless all of the following conditions are satisfied:

(i) The Transfer shall comply with all applicable laws, including any applicable securities laws.

(ii) The Transfer shall not affect the Company's existence or qualification as a limited liability company under the Act.

(iii) The Transfer shall not cause the Company to be classified as other than a partnership for United States federal income tax purposes.

(iv) The Transfer shall comply with the provisions of Section 9.1(b) and Section 9.1(c) hereof.

(b) In addition, no Member shall Transfer, or offer or agree to Transfer, all or any part of any interest of such Person's Units without (i) the prior written consent of the Manager; and (ii) compliance with this Agreement (including this Section 9.1); *provided*, that Transfers by a Member to his, her or its Permitted Transferees shall not require compliance with the preceding sentence.

(c) Each Transferee of Units or other interest in the Company shall, as a condition precedent to such Transfer, execute a counterpart to this Agreement pursuant to which such Transferee shall agree to be bound by the provisions of this Agreement.

9.2 ***Effect of Assignment***.

(a) Any Member who shall assign any Units or other Interest in the Company shall cease to be a Member of the Company with respect to such Units or other Interest and shall no longer have any rights or privileges of a Member with respect to such Units or other Interest.

(b) Any Person who acquires in any manner whatsoever any Units or other Interest in the Company, irrespective of whether such Person has accepted and adopted in writing the terms and provisions of this Agreement, shall be deemed by the acceptance of the benefits of the acquisition thereof to have agreed to be subject to and bound by all of the terms and conditions of this Agreement that any predecessor in such Units or other Interest in the Company of such Person was subject to or by which such predecessor was bound.

9.3 ***Transfer Fees and Expenses***. The Transferor and Transferee of any Units or other Interest in the Company shall be jointly and severally obligated to reimburse the Company

for all reasonable expenses (including attorneys' fees and expenses) of any Transfer or proposed Transfer, whether or not consummated.

9.4 ***Void Transfers***. Any Transfer by any Member of any Units or other Interest in the Company in contravention of this Agreement (including, but not limited to, the failure of the Transferee to execute a counterpart in accordance with Section 9.1(c)) shall be void and ineffectual and shall not bind or be recognized by the Company or any other party. No purported assignee shall have any right to any profits, losses or distributions of the Company.

9.5 ***First Refusal Rights***.

(a) Offer. Prior to any Member making a Transfer of any Class A Preferred Units (other than in connection with a Sale of the Company), such Member desiring to make such Transfer (the "***Transferring Member***") shall deliver a written notice (the "***Offer Notice***") to the Company and each of the Common Members (each, an "***Offer Notice Recipient***") and shall offer to sell such Units (the "***Offered Units***") to the Offer Notice Recipients, on terms and conditions, including price, not less favorable to the Offer Notice Recipients than those by which the Transferring Member proposes to Transfer such Offered Units. The Company shall have the first right to purchase all or any portion of the Offered Units and thereafter the remaining Offer Notice Recipients shall have the right to purchase the Offered Units, to the extent the Company does not exercise its right in full. The Offer Notice shall disclose in reasonable detail the identity of the prospective Transferee(s), the number of Offered Units to be Transferred and the material terms and conditions of the proposed Transfer. The Transferring Member shall not consummate any Transfer until 30 days after the Offer Notice has been given to the Offer Notice Recipients, unless the parties to the Transfer have been finally determined pursuant to this Section 9.5 prior to the expiration of such 30-day period. (The date of the first to occur of (x) the expiration of such 30-day period after delivery of the Offer Notice or (y) such final determination is referred to herein as the "***Authorization Date***").

(b) Offer Notice Recipients' Election. Each Offer Notice Recipient may elect to purchase all or any portion of the Offered Units by delivering a written notice of such election to the Transferring Member and the Company within 15 days after the Offer Notice has been given to the Offer Notice Recipients. Each Offer Notice Recipient shall be entitled to purchase that fraction of the Units equal to such Offer Notice Recipient's ROFR Percentage. If a Offer Notice Recipient purchases less than the number of Offered Units it is entitled to purchase under this Section 9.5(a), the Company shall give prompt notice to those Offer Notice Recipients that purchased the number of Offered Units they were entitled to purchase and each such Offer Notice Recipient shall have five days to notify the Transferring Member and the Company of any additional Offered Units it desires to purchase. The remaining Offered Units shall be allocated pro rata among those Offer Notice Recipients desiring to purchase such Offered Units. If the Offer Notice Recipients do not (alone or together) elect to purchase all of the Offered Units specified in the Offer Notice, the Transferring Member may Transfer any Offered Units not otherwise purchased by the Offer Notice Recipients pursuant to this Section 9.5(a) at a price and on terms no more favorable to the Transferee(s) thereof than specified in the Offer Notice during the 30-day period immediately following the Authorization Date. As used herein, "***ROFR Percentage***" means (i) with respect to the Company, the portion of the Offered Units the

Company elects to purchase and (ii) with respect to the Common Members, such Member's pro rata share of the Offered Units not purchased by the Company.

(c) Exceptions. The provisions of this Section 9.5 will not apply with respect to a Sale of the Company; *provided*, that the restrictions contained in this Agreement will continue to be applicable to the Class A Preferred Units after any Transfer and the Transferee of such Class A Preferred Units shall agree in writing to be bound by the provisions of this Agreement. Upon the Transfer of Class A Preferred Units pursuant to this ARTICLE IX, the Transferee will deliver a written notice to the Company, which notice will disclose in reasonable detail the identity of such Transferee.

(d) No right of transfer. Nothing in this Section 9.5 shall obviate or render inapplicable the Transfer restrictions described in Section 9.1 hereof or be read to imply any right of Transfer that does not satisfy the requirements of Section 9.1.

9.6 ***Repurchase Right***. If the Company determines, in its sole discretion, that it is likely that within six months the Units of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended as required by Section 12(g) of such act, the Company shall have the option to repurchase the Class A Preferred Units (or other classes of units that may be created) from Members for the greater of (i) such Class A Preferred Member's Capital Contribution Amount; (ii) the fair market value of the securities as determined by its appraiser for 409A purposes; or (iii) the fair market value of the securities as determined by another independent appraiser chosen by the Company. Such independent appraiser shall be regularly engaged in the securities valuation. The foregoing repurchase option will terminate upon a Change of Control or dissolution or a liquidation event as described herein. "***Dissolution Event***" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Change in Control or an initial public offering), whether voluntary or involuntary. "***Change of Control***" shall mean (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d 3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

ARTICLE X.
ADMISSION OF MEMBERS

10.1 ***Substituted Members***. In connection with the Transfer of Units of a Member permitted under the terms of this Agreement, the Transferee shall become a Substituted Member

on the later of (a) the effective date of such Transfer, and (b) the date on which the Manager approves such Transferee as a Substituted Member, and such admission shall be shown on the books and records of the Company; *provided*, *however*, in connection with the Transfer of Common Units to a Permitted Transferee permitted under the terms of this Agreement, the Transferee shall become a Substituted Member on the effective date of such Transfer; *provided*, *further*, that no Transferee shall become a Substituted Member until such Transferee furnishes to the Company (a) a letter of acceptance, in form satisfactory to the Manager, of all the terms and conditions of this Agreement, including the power of attorney granted in Section 14.1, and (b) such other documents or instruments as may be deemed necessary or appropriate by the Manager to effect such Person's admission as a Member.

10.2 ***Additional Members***. A Person may be admitted to the Company as an Additional Member only as contemplated under, and in compliance with, the terms of this Agreement, including furnishing to the Company (a) a letter of acceptance, in form satisfactory to the Manager, of all the terms and conditions of this Agreement, including the power of attorney granted in Section 14.1, and (b) such other documents or instruments as may be necessary or appropriate to effect such Person's admission as a Member. Such admission shall become effective on the date on which the Manager determine in its sole discretion that such conditions have been satisfied and, and any such admission shall thereupon be shown on the books and records of the Company.

ARTICLE XI.
WITHDRAWAL OF MEMBERS

11.1 ***Withdrawal and Resignation of Members***. No Member shall have the power or right to withdraw or otherwise resign from the Company prior to the dissolution and winding up of the Company pursuant to ARTICLE XII. Upon a Transfer of all of a Member's Units in a Transfer permitted by this Agreement, such Member shall cease to be a Member. Notwithstanding that payment on account of a withdrawal may be made after the effective time of such withdrawal, any completely withdrawing Member will not be considered a Member for any purpose after the effective time of such complete withdrawal, and, in the case of a partial withdrawal, such Member's Capital Account (and corresponding voting and other rights) shall be reduced for all other purposes hereunder upon the effective time of such partial withdrawal.

ARTICLE XII.
DISSOLUTION AND LIQUIDATION

12.1 ***Dissolution***. The Company shall not be dissolved by the admission of Additional Members or Substituted Members, or by the death, retirement, expulsion, bankruptcy or dissolution of a Member. The Company shall, subject to Section 5.2, dissolve, and its affairs shall be wound up upon the first to occur of the following:

(a) at any time upon the approval of the Requisite Members;

(b) a reasonable period of time (taking into account, among other matters, the need to determine, pay or discharge, or make adequate provision for the payment or discharge of,

contingent liabilities) after the consummation of transaction or series of related transactions that constitute a Sale of the Company.

The Members expressly acknowledge and agree that no Member shall be permitted to seek or initiate any claim or proceeding for judicial dissolution of the Company pursuant to the Act, and that the sole remedy for a claim by a Member that it is not reasonably practicable to carry on the business of the Company shall be binding arbitration in accordance with Section 14.10. Except as otherwise set forth in this ARTICLE XII, the Company is intended to have perpetual existence. The death, retirement, resignation, expulsion, bankruptcy or dissolution of a Member or the occurrence of any other event that terminates the continued membership of a Member in the Company shall not cause a dissolution of the Company and the Company shall continue in existence subject to the terms and conditions of this Agreement.

12.2 ***Liquidation and Termination***. On the dissolution of the Company, the Manager shall act as liquidator or may appoint one or more representatives, Members or other Persons as liquidator(s). The liquidators shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidators shall continue to operate Company properties with all of the power and authority of the Manager. The steps to be accomplished by the liquidators are as follows:

(a) First, the liquidators shall pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company (including, without limitation, all expenses incurred in liquidation) or otherwise make adequate provision for payment and discharge thereof (including, without limitation, the establishment of a cash fund for contingent liabilities in such amount and for such term as the liquidators may reasonably determine).

(b) Thereafter, the liquidators shall promptly distribute the Company's remaining assets to the holders of Units in accordance with Section 4.1(b).

The distribution of cash and/or property to a Member in accordance with the provisions of this Section 12.2 constitutes a complete return to the Member of its Capital Contributions and a complete distribution to the Member of its interest in the Company and all Company property.

12.3 ***Cancellation of Certificate***. On completion of the distribution of Company assets as provided herein, the Company shall be terminated (and the Company shall not be terminated prior to such time), and the Manager (or such other Person or Persons as the Act may require or permit) shall file a certificate of dissolution or termination with the Secretary of State of Delaware, cancel any other filings made pursuant to this Agreement that are or should be canceled, and take such other actions as may be necessary to terminate the Company. The Company shall be deemed to continue in existence for all purposes of this Agreement until it is terminated pursuant to this Section 12.3.

12.4 ***Reasonable Time for Winding Up***. A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to Section 12.2 in order to minimize any losses otherwise attendant upon such winding up.

12.5 ***Return of Capital***. The liquidators shall not be personally liable for the return of Capital Contributions or any portion thereof to the Members (it being understood that any such return shall be made solely from Company assets).

ARTICLE XIII.
VALUATION

13.1 ***Valuation of Units***. The "***Fair Market Value***" of each Unit shall be the fair value of each such Unit determined in good faith by the Manager as of the date of valuation.

13.2 ***Valuation of Other Assets***. The "***Fair Market Value***" of all non-cash assets shall mean the fair value for such assets as between a willing buyer and a willing seller in an arm's-length transaction occurring on the date of valuation as determined by in good faith by the Manager, taking into account all relevant factors determinative of value (and giving effect to any transfer taxes payable or discounts in connection with such sale).

ARTICLE XIV.
GENERAL PROVISIONS

14.1 ***Power of Attorney and Irrevocable Proxy***.

(a) Each Member hereby constitutes and appoints the Manager and the liquidators, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his or its name, place and stead, to execute, swear to, acknowledge, deliver, file, and record in the appropriate public offices (i) this Agreement, all certificates, and other instruments and all amendments (in the manner set forth herein) thereof in accordance with the terms hereof which the Manager deems appropriate or necessary to form, qualify, or continue the qualification of, the Company as a limited liability company in the State of Delaware and in all other jurisdictions in which the Company may conduct business or own property; (ii) all instruments which the Manager deems appropriate or necessary to reflect any amendment, change, modification, or restatement of this Agreement in accordance with its terms; (iii) all conveyances and other instruments or documents which the Manager deems appropriate or necessary to reflect the dissolution and liquidation of the Company pursuant to the terms of this Agreement, including a certificate of cancellation; and (iv) all instruments relating to the admission or substitution of any Member pursuant to ARTICLE X.

(b) The proxy and power of attorney granted by each Member pursuant to this Section 14.1 is coupled with an interest and is given to secure the performance of such Member's obligations under this Agreement. Each such proxy and power of attorney shall be irrevocable for the term of this Agreement, and shall survive the death, disability, incapacity, dissolution, bankruptcy, insolvency, liquidation or termination of any Member, as the case may be, and the Transfer of all or any portion of such Member's Interest and shall extend to such Member's heirs, successors, assigns, and personal representatives.

14.2 ***Amendments***. This Agreement may be amended, modified or waived by a written instrument approved and executed by (i) the Manager and (ii) the Requisite Members; *provided*, that if any such amendment, modification or waiver would adversely alter in any material respect any of the rights and preferences of any particular Member in a different and disproportionate

manner relative to the other Members holding the same class of Units, then such amendment, modification or waiver shall also require the written consent of such Member. In the event of any amendment or modification to this Agreement, the Company shall promptly provide each Member with a copy of any such amendment or modification.

14.3 ***Title to Company Assets***. The Company's assets shall be deemed to be owned by the Company as an entity, and no Member, individually or collectively, shall have any ownership interest in such Company assets or any portion thereof. Legal title to any or all Company assets may be held in the name of the Company or one or more nominees, as the Manager may determine. The Manager hereby declares and warrants that any Company assets for which legal title is held in its name or the name of any nominee shall be held in trust by the Manager or such nominee for the use and benefit of the Company in accordance with the provisions of this Agreement. All Company assets shall be recorded as the property of the Company on its books and records, irrespective of the name in which legal title to such Company assets is held.

14.4 ***Remedies***. Each Member and the Company shall have all rights and remedies set forth in this Agreement and all rights and remedies which such Person has been granted at any time under any other agreement or contract and all of the rights which such Person has under any law. Any Person having any rights under any provision of this Agreement or any other agreements contemplated hereby shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.

14.5 ***Successors and Assigns***. All covenants and agreements contained in this Agreement shall bind and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns, whether so expressed or not.

14.6 ***Severability***. This Agreement is intended to be performed in accordance with, and only to the extent permitted by, all applicable laws, ordinances, rules and regulations. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable laws, ordinances, rules and regulations and in such a way as to, as closely as possible, achieve the intended economic effect of such provision and this Agreement as a whole, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law, ordinance, rule or regulation in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and such provision will be ineffective only to the extent of such invalidity, illegality or unenforceability, without invalidating, or effecting the legality or validity or enforceability of the remainder of this Agreement.

14.7 ***Counterparts; Binding Agreement***. This Agreement may be executed simultaneously in two or more separate counterparts, any one of which need not contain the signatures of more than one party, but each of which will, when so executed and delivered via facsimile or other electronic delivery, shall be deemed an original and all of which together shall constitute one and the same agreement binding on all the parties hereto. This Agreement and all of the provisions hereof shall be binding upon and effective as to each Person who (a) executes

this Agreement in the appropriate space provided in the signature pages hereto notwithstanding the fact that other Persons who have not executed this Agreement may be listed on the signature pages hereto, and (b) may from time to time become a party to this Agreement by executing a counterpart of or joinder to this Agreement.

14.8 ***Descriptive Headings; Interpretation***. The descriptive headings of this Agreement are inserted for convenience of reference only and do not constitute a substantive part of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The use of the word "including" in this Agreement shall be by way of example rather than by limitation and shall be read as though the words "without limitation" immediately followed each use of such word in this Agreement. Reference to any agreement, document, or instrument means such agreement, document, or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and, if applicable, hereof. Without limiting the generality of the immediately preceding sentence, no amendment or other modification to any agreement, document or instrument that requires the consent of any Person pursuant to the terms of this Agreement or any other agreement will be given effect hereunder unless such Person has consented in writing to such amendment or modification. Wherever required by the context, references to a Fiscal Year shall refer to a portion thereof. The use of the words "or," "either" and "any" shall not be exclusive. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Wherever a conflict exists between this Agreement and any other agreement, this Agreement shall control but solely to the extent of such conflict.

14.9 ***Applicable Law; Jurisdiction***. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

14.10 ***Submission to Jurisdiction***. The parties hereby agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort or otherwise, shall be brought in the United States District Court for the District of Delaware or in the Court of Chancery of the State of Delaware (or, if such court lacks subject matter jurisdiction, in the Superior Court of the State of Delaware), so long as one of such courts shall have subject-matter jurisdiction over such suit, action or proceeding, and that any case of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient form. Service of process, summons, notice or other document by registered mail

to the address set forth in Section 14.11 shall be effective service of process for any suit, action or other proceeding brought in any such court.

14.11 ***Addresses and Notices***. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given or made (a) when delivered personally to the recipient, (b) one Business Day after delivery to a reputable express courier service (charges prepaid), (c) five Business Days after being sent to the recipient by certified or registered mail, return receipt requested and postage prepaid, or (d) on the Business Day emailed to the recipient if emailed before 5:00 p.m. Pacific time, and otherwise on the next Business Day. Such notices, demands and other communications shall be sent to the address for such recipient set forth in the Company's books and records, or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party.

14.12 ***Creditors***. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company, and no creditor who makes a loan to the Company may have or acquire (except pursuant to the terms of a separate agreement executed by the Company in favor of such creditor) at any time as a result of making the loan any direct or indirect interest in Company Profits, Losses, Distributions, capital or property other than as a secured creditor.

14.13 ***No Waiver***. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

14.14 ***Offset***. Whenever the Company is to pay any sum to any Member or any Affiliate or related person thereof, any amounts that such Member or such Affiliate or related person owes to the Company may be deducted from that sum before payment. Whenever a Member or any Affiliate or related person thereof is to pay any sum to the Company, any amounts that the Company owes to such Member or such Affiliate or related person may be deducted from the sum before payment.

14.15 ***Entire Agreement***. This Agreement (including any schedules or exhibits hereto), those documents expressly referred to herein, and the other documents of even date herewith embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

14.16 ***Delivery by Facsimile or Portable Document Format***. This Agreement, the agreements referred to herein, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile or electronic transmission in portable document format (.pdf), shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms

thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or .pdf to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile or .pdf as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

14.17 ***Survival***. Sections 4.5, 5.2, 6.2 and 6.5 and this ARTICLE XIV shall survive and continue in full force in accordance with its terms notwithstanding any termination of this Agreement or the dissolution of the Company. All terms and conditions of this Agreement and obligations of the Members under this Agreement which should by their nature survive a Sale of the Company, including Section 6.5, shall so survive.

14.18 ***Certain Acknowledgments***. Upon execution and delivery of a counterpart to this Agreement or a joinder to this Agreement, each Member (including each Substituted Member and each Additional Member) shall be deemed to acknowledge to the Company and the other Members as follows: (a) the determination of such Member to acquire Units in connection with this Agreement or any other agreement has been made by such Member independent of any other Member and independent of any statements or opinions as to the advisability of such purchase or as to the properties, business, prospects or condition (financial or otherwise) of the Company which may have been made or given by any other Member or by any agent or employee of any other Member, (b) no other Member has acted as an agent of such Member in connection with making its investment hereunder and that no other Member shall be acting as an agent of such Member in connection with monitoring its investment hereunder, and (c) each Member has retained its own independent legal counsel in connection with the transactions contemplated hereby.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Company:

VIROMENT EQUITY, LLC

DocuSigned by:

By: ______________________________
6C3EE96E9B0B48D...

Name: Paul Koenig

Title: Chief Executive Officer

Members:

VIROMENT CAPITAL, LLC

DocuSigned by:

By: ______________________________
6C3EE96E9B0B48D...

Name: Paul Koenig

Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Member **(Natural Person)**	**Member** **(Entity)**
______________________________ Name	______________________________ Name of Entity
______________________________ Signature	______________________________ Name: Title:
______________________________ Address	______________________________ Address
______________________________ Email	______________________________ Email

SCHEDULE A

MEMBERS SCHEDULE

(as of October 30, 2020)

Member Name and Address	Class A Preferred Units (Nonvoting) (Reg CF)	Capital Contribution	Common Units (Voting)	Percentage Financial Interest	Percentage Voting Interest
Equity Crowdfund – Regulation CF*	[up to 1,500,000]**	[up to $1,500,000]	-	[up to 10%]	[N/A]
VIROMENT CAPITAL, LLC 33 South Sixth Street Suite 4750 Minneapolis, MN 55402	-	$25,000	13,500,000	100% [at least 90%]	100%
Total:	**0 [up to 1,500,000]**	**$25,000 [up to $1,525,000]**	**13,500,000**	**100%**	**100%**

* Representing all Regulation CF crowdfunding investors, collectively, as further broken down on Schedule B.
** Bracketed items in Members Schedule show projected values upon closing of Regulation CF crowdfunding offering.

SCHEDULE B

EQUITY CROWDFUNDING INVESTORS
(Regulation CF)

(as of [Date])

Member	Class A Preferred Units	Percentage Interest
[Name]	[______]	[__]%
[Name]	[______]	[__]%
[Name]	[______]	[__]%
[Name]	[______]	[__]%
[Name]	[______]	[__]%
[Name]	[______]	[__]%
Total:	**[up to 1,500,000]**	**[up to 10%]**